UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	243798 10 5

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of above persons (entities only):

Malik Youyou

2.	Check the Appropriate Box If a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

FRANCE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
184,450,964 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power
184,450,964 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

184,450,964 (1)

(1) Mr. Malik Youyou beneficially owns 184,450,964 shares of common stock of Deep Well Oil & Gas, Inc. (“Deep Well”). Of such shares, Mr. Youyou owns (i) directly, 105,175,042 shares of common stock; (ii) directly, exercisable warrants to purchase up to 71,428,570 shares of common stock of Deep Well; (iii) indirectly, 7,847,352 shares of common stock of Deep Well through Westline Enterprises Limited, a corporation of which Mr. Youyou is the sole stockholder. In addition to the 184,450,964 shares beneficially owned by Mr. Youyou, Mr. Youyou owns directly options to purchase up to 300,000 shares of common stock of Deep Well at an exercise price of $0.05 per common share of which 150,000 will vest on June 20, 2014 and the remaining 150,000 options will vest on June 20, 2015.

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11):

61.33% (2)

(2) As of June 10, 2014, Deep Well has 229,326,987 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou directly and indirectly currently has 113,022,394 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his warrants to acquire an additional 71,428,570 shares of Deep Well’s common stock, Mr. Youyou would have 61.33% of the issued and outstanding common stock of the Deep Well. Mr. Youyou has not exercised any warrants as of the date of this report.

14.	Type of Reporting Person:

IN

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This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2012 and amended November 10, 2011, November 23, 2010, November 20, 2008, August 19, 2008, July 1, 2008, March 18, 2008 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 7 amends and restates in its entirety Item 1 and 5 of the Original 13D.

ITEM 1. SECURITY AND ISSUER.

This amended Schedule 13D relates to the common stock, par value $0.001 per common share, of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at Suite 700, 10150 100 Street, Edmonton, Alberta T5J 0P6 Canada.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Youyou beneficially owns an aggregate of 184,450,964 shares (excluding his unvested stock options to purchase up to 300,000 shares of common stock of Deep Well) and after taking into effect a private placement entered into by Deep Well and another investor on July 31, 2013, Mr. Youyou now has 61.33% of the issued and outstanding common stock of the Deep Well. As of June 10, 2014, Mr. Youyou has not exercised his right to acquire 71,428,570 common shares from the exercise of Mr. Youyou’s Warrants.

(b) Currently, without the exercise of Mr. Youyou’s warrants, Mr. Youyou has the sole power to vote or dispose of 113,022,394 shares of common stock of Deep Well, which represents 49.28% of Deep Well’s issued and outstanding common stock as of June 10, 2014. Mr. Youyou currently has no right to vote his 71,428,570 warrants or his 300,000 unvested stock options. Mr. Youyou will not acquire the right to vote or dispose of his warrant shares until such time as he exercises his warrants. The warrants are currently exercisable. Mr. Youyou has sole dispositive power as to the warrants and will acquire sole voting and dispositive power as to Deep Well’s common stock only upon exercise of his warrants.

(c) Since the last Schedule 13D amendment filed by Mr. Youyou and up to Mr. Youyou’s last filed Form 4, Mr. Youyou’s ownership of Deep Well’s common stock decreased by 11.27%, after taking into effect a private placement entered into by Deep Well and another investor on July 31, 2013.

(d) Not Applicable.

(e) Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2014
Date

/s/ Malik Youyou
Signature

Malik Youyou
Print name above

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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